UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

Date of Report: June 14, 2021

Commission File Number 333-229312

ATLAS CORP.

(Exact name of Registrant as specified in its Charter)

23 Berkeley Square

London, United Kingdom

W1J 6HE

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).

Yes  ☐            No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).

Yes  ☐            No  ☒

This report on Form 6-K of Atlas Corp., or this Report, is hereby incorporated by reference into: the Registration Statement of Atlas Corp. filed with the Securities and Exchange Commission, (the “SEC”), on May 30, 2008 on Form F-3D (Registration No. 333-151329), as amended on February 28, 2020, the Registration Statement of Atlas Corp. filed with the SEC on March 31, 2011 on Form S-8 (Registration No. 333-173207), as amended on February 28, 2020, the Registration Statement of Atlas Corp. filed with the SEC on June 20, 2013 on Form S-8 (Registration No. 333-189493), as amended on February 28, 2020, the Registration Statement of Atlas Corp. filed with the SEC on April 24, 2012 on Form F-3 (Registration No. 333-180895), as amended on March 22, 2013 and February 28, 2020, the Registration Statement of Atlas Corp. filed with the SEC on April 29, 2014 on Form F-3 (Registration No. 333-195571), as amended on March 6, 2017, April 19, 2017 and February 28, 2020, the Registration Statement of Atlas Corp. filed with the SEC on November 28, 2014 on Form F-3 (Registration No. 333-200639), as amended on March 6, 2017, April 19, 2017 and February 28, 2020, the Registration Statement of Atlas Corp. filed with the SEC on November 28, 2014 on Form S-8 (Registration No. 333-200640), as amended on February 28, 2020, the Registration Statement of Atlas Corp. filed with the SEC on March 12, 2015 on Form F-3D (Registration No. 333-202698), as amended on February 28, 2020, the Registration Statement of Atlas Corp. filed with the SEC on June 24, 2016 on Form S-8 (Registration No. 333-212230), as amended on February 28, 2020, the Registration Statement of Atlas Corp. filed with the SEC on August 25, 2017 on Form F-3 (Registration No. 333-220176), as amended on February 28, 2020, the Registration Statement of Atlas Corp. filed with the SEC on December 21, 2017 on Form S-8 (Registration No. 333-222216), as amended on February 28, 2020, the Registration Statement of Atlas Corp. filed with the SEC on April 13, 2018 on Form F-3D (Registration No. 333-224291), as amended on February 28, 2020, the Registration Statement of Atlas Corp. filed with the SEC on April 13, 2018 on Form F-3 (Registration No. 333-224288), as amended on May 3, 2018, May 7, 2018 and February 28, 2020, the Registration Statement of Atlas Corp. filed with the SEC on September 28, 2018 on Form F-3 (Registration No. 333-227597), as amended on February 28, 2020, the Registration Statement of Atlas Corp. filed with the SEC on January 18, 2019 on Form F-3 (Registration No. 333-229312), as amended on February 28, 2020, the Registration Statement of Atlas Corp. filed with the SEC on March 27, 2019 on Form F-3 (Registration No. 333-230524), as amended on February 28, 2020, the Registration Statement of Atlas Corp. filed with the SEC on May 11, 2020 on Form F-3 (Registration No. 333-238178), as supplemented on December 7, 2020, the Registration Statement of Atlas Corp. filed with the SEC on June 30, 2020 on Form S-8 (Registration No. 333-239578) and the Registration Statement of Atlas Corp filed with SEC on March 19, 2021 on Form F-3 (Registration No. 333-254536).

Item 1 — Information Contained in this Form 6-K Report

On June 14, 2021, Atlas Corp. (the “Company”) issued a press release announcing that on June 11, 2021, it completed an exchange (the “Exchange”) of an aggregate of $300,000,000 million of senior notes of Seaspan Corporation, its wholly-owned subsidiary (“Seaspan”), which are held by certain affiliates of Fairfax Financial Holdings Limited (the “Fairfax Holders”), for 12,000,000 shares of a new series of preferred stock designated as Series J Preferred Shares, par value $0.01 (the “Preferred Shares”), of the Company and 1,000,000 warrants to purchase common shares, par value $0.01 (the “Warrants”), of Atlas. The notes subject to the Exchange consist of $200,000,000 aggregate principal amount of 5.50% Senior Notes due 2026 (the “2026 Notes”) and $100,000,000 aggregate principal amount of 5.50% Senior Notes due 2027 (the “2027 Notes”), being all of the outstanding 2027 Notes. A copy of the press release is furnished as Exhibit 99.1 to this report.

In connection with the Exchange, the Fairfax Holders agreed to amend the terms of Seaspan’s 5.50% Senior Notes due 2025 and the 2026 Notes that remain outstanding following the Exchange to, among other things, eliminate the mandatory redemption and put rights and release and discharge all outstanding guarantees and liens on collateral thereunder. The Fairfax Holders also agreed to terminate Seaspan’s Amended and Restated Pledge and Collateral Agent Agreement (the “Pledge Agreement”) and to release and discharge all outstanding liens on collateral under the Pledge Agreement. The 2026 Notes and the 2027 Notes that were exchanged were cancelled following completion of the Exchange.

The Company concurrently entered into a registration rights agreement (the “Registration Rights Agreement”) with the Fairfax Holders providing for certain registration rights related to the Preferred Shares and the Warrants.

The foregoing description does not purport to be complete and is qualified in its entirety by reference to the Statement of Designation, the Subscription and Exchange Agreement, the Warrant Agreement, the Registration Rights Agreement and the Fifteenth Supplemental Indenture, which are filed as Exhibits 1.1, 4.1, 4.2, 4.3 and 4.4 attached hereto, respectively, and incorporated by reference herein.

Exhibit Index

Exhibit No.	Description

1.1	Statement of Designation of the 7.00% Cumulative Redeemable Perpetual Preferred Shares—Series J, dated June 11, 2021.

1.2	Specimen of Share Certificate of 7.00% Cumulative Redeemable Perpetual Preferred Shares—Series J of Atlas Corp.

4.1*	Subscription and Exchange Agreement, among Atlas Corp., Seaspan Corporation and the other signatory parties thereto, dated June 11, 2021.

4.2	Warrant Agreement, among Atlas Corp. and the other signatory parties thereto, dated June 11, 2021.

4.3	Registration Rights Agreement, among Atlas Corp. and the other signatory parties thereto, dated June 11, 2021.

4.4	Fifteenth Supplemental Indenture between Seaspan Corporation and The Bank of New York Mellon, as trustee, dated June 11, 2021.

99.1	Press Release issued by Atlas Corp. on June 14, 2021.

*

Certain schedules and exhibits have been omitted pursuant to Item 601(a)(5) of Regulation S-K. Atlas Corp. hereby undertakes to furnish supplemental copies of any of the omitted schedules and exhibits upon request by the SEC.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SEASPAN CORPORATION

Date: June 14, 2021	By:	/s/ Graham Talbot
Graham Talbot
Chief Financial Officer